Exhibit 99.2

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2012 and 2011 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board.  This MD&A has taken into account information available up to and including March 18, 2013. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Company’s strategy is focused on completing the construction of its Timmins mining operations, which include the development of Timmins West Mine and expansion of its milling facility to a capacity of 3,000 tonnes per day. The Company expects to grow production to over 120,000 ounces in 2013, with additional growth planned in 2014. As production grows, unit operating costs and capital investment requirements are expected to decline, positioning the Company to generate positive free cash flow.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, where full production is targeted for the end of 2013. Timmins West Mine includes the Timmins and Thunder Creek deposits, both of which have considerable potential for growth. Exploration potential also exists at the Gold River Trend project, located 3 kilometres south of Timmins West Mine, and at the 144 property, immediately adjacent to Thunder Creek. On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where the Company is producing and also evaluating the potential of a new zone at depth. Bell Creek also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is a potential large-scale, open-pit gold project with an established resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,500 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is on track for completion during the second quarter of 2013.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Effective January 1, 2012, both the Timmins West Mine, including the Timmins Deposit and Thunder Creek Deposit, and Bell Creek Mine were in commercial production. During the fourth quarter and full-year 2011, only the Timmins Deposit of Timmins West Mine was in commercial production.

2012 Highlights

Production

•                  Produced 85,782 ounces of gold in 2012 (719,298 tonnes at 3.9 grams per tonne), an increase of 2,197 ounces or 2.6% from 83,585 ounces (671,467 tonnes at 4.0 grams per tonne) in 2011. All production in 2012 was commercial production compared to 43,045 ounces of commercial production from Timmins Deposit in 2011.

•                  Produced 23,738 ounces of gold in the fourth quarter of 2012 (181,575 tonnes at 4.2 grams per tonne) compared to 24,809 ounces (186,231 tonnes at 4.3 grams per tonne) for the fourth quarter of 2011. All production in the fourth quarter 2012 was commercial production compared to 8,578 ounces for the fourth quarter of 2011.

Development and Expansion Progress

•                  Completed 11,900 metres of mine development at its Timmins West and Bell Creek mines, as well as approximately 140,000 metres of delineation and infill drilling. Development and drilling during the year was completed to better define resources and outline mineralization in support of production growth and to optimize mine planning.

•                  Extended Timmins Deposit ramp to 790 Level and connected lower mine at Thunder Creek from 660 Level to 765 Level. Ramp at Bell Creek driven to 610 Level with drill drift established to support evaluation of the Bell Creek deposit at depth.

•                  Completed phase one of Company’s mill expansion in December, increased processing capacity by 25% to 2,500 tonnes per day.

•                  Completed 3,030 metres of mine development in fourth quarter of 2012, as well as 27,000 metres of delineation and infill drilling.

Operating Costs and Capital Investment

•                  Reported cash operating costs* per tonne in 2012 of $115, an increase of $20 per tonne compared to 2011. The increase largely reflected higher costs at Thunder Creek and Bell Creek during their first year of commercial production, when significant development and definition drilling work was completed, as well as higher infill and delineation drilling costs at Timmins Deposit.

•                  Reported cash operating costs* per ounce of US$996 in 2012 (including $30 relating to royalties) compared to US$811 (no royalties) for 2011 largely reflecting higher costs per tonne and an average grade of 3.9 grams per tonne versus 4.0 grams per tonne in 2011.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

•                  For the fourth quarter 2012, reported cash operating costs* of $124 per tonne or US$990 per ounce (including $36 per ounce relating to royalties) compared to $102 per tonne and US$762 per ounce (no royalties) for the fourth quarter of 2011.

•                  Total capital investment of $160.7 million for projects and $9.1 million for exploration in 2012, in line with the Company’s target for total capital investment of $170 to $175 million. In 2011, capital investment totaled $96.7 million for projects and $32.1 million for exploration. Capital investment during the fourth quarter 2012 totaled $36.6 million, with $1.5 million invested in exploration, compared to $25.6 million for projects and $7.6 million for exploration in the fourth quarter of 2011.

Financial performance and position

•                  Cash earnings from mine operations* in 2012 were $53.7 million, an increase of approximately 70% from 2011. Fourth quarter 2012 cash earnings from mine operations totaled $14.3 million compared with $8.7 million for the same period in 2011.

•             Net loss for the year totaled $317.9 million or $0.77 per common share. Excluding a non-cash impairment charge of $302.5 million and related deferred tax recovery of $2.1 million, net loss for 2012 was $17.5 million or $0.04 per common share, higher than the net loss in 2011 of $10.9 million or $0.03 per common share, due largely to higher depletion and depreciation expenses compared to the prior year. The $302.5 million non-cash charge relates to the write down of the Company’s mining interests as a result of the impairment assessment performed by the Company at December 31, 2012 (refer to the “Impairment” discussion further in this MD&A).

•             Net loss in the fourth quarter of 2012, excluding the impairment charge of $302.5 million and related deferred tax recovery of $2.7 million, was $2.4 million or $0.01 per common share, an improvement from the net loss in the fourth quarter of 2011 of $5.5 million or $0.01 per common share. Including the impairment charge and the related deferred tax recovery, the net loss in the fourth quarter of 2012 is $302.2 million or $0.73 per common share.

•                  During 2012, the Company raised more than $220 million of capital to fund its growth by completing a royalty and equity investment transaction with Franco-Nevada Corporation for $50 million; completing a credit facility with Sprott Resource Lending Partners (“Sprott”) for $70.0 million, with $35.0 million from a gold-linked note drawn on July 16, 2012 and a $35.0 million standby line drawn subsequent to year end; and issuing Convertible Unsecured Debentures (the “Convertible Debentures”) for an aggregate principal amount of $103.5 million. Of the funds raised, US$50.0 million was used to repay a credit facility with UniCredit Bank AG (“UniCredit”).

•                  Cash and gold bullion inventory at December 31, 2012 totaled approximately $61 million, including $48.7 million of cash and the remainder in bullion inventory (valued at market prices).

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 20 of this MD&A. References to cash operating costs and cash earnings from mine operations through the remainder of this MD&A may not be footnoted.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Exploration

•                  Achieved exploration success at Timmins West Mine, including intersecting high-grade mineralization outside the existing resource around the 750 metre level at Timmins Deposit as well as 50 metres west of the existing resource at the 765 metre level at Thunder Creek.

•                  Discovered new areas of mineralization in the Highway 144 gap 850 metres south of Thunder Creek, doubled the depth of known mineralization at 144 North and intersected new mineralization at 144 South.

•                  Intersected high-grade mineralization in the North A Deep Zone at Bell Creek below the 600 metre level, verifying the continuity of the Zone and confirming the structure and orientation of the mineralization.

Financial Overview

	Quarter ended December 31,		Year ended December 31,
(In $’000 except the per share amounts)	2012	2011	2012	2011
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Realized gold price (US$ per ounce)	1,719	1,687	1,666	1,546
Exchange rate ($ to US$)	1.00	0.98	1.00	1.01
Revenue ($’000)	$33,976	$14,760	$133,012	$66,233
Cash cost of sales*	(19,659)	(6,080)	(79,295)	(34,534)
Cash earnings from mine operations*	$14,317	$8,680	$53,717	$31,699
Impairment charge	(231,000)	—	(231,000)	—
Depreciation, depletion and share based payments	(11,011)	(3,513)	(43,383)	(17,954)
(Loss) earning from mine operations	$(227,694)	$5,167	$(220,666)	$13,745
Loss from continuing operations after tax	$(230,726)	$(1,460)	$(246,389)	$(5,851)
Loss from discontinued operations after tax	(71,500)	(4,001)	(71,543)	(5,026)
Net loss	$(302,226)	$(5,461)	$(317,932)	$(10,877)
Net loss per share - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.01)	$(0.77)	$(0.03)
From discontinued operations	$(0.17)	$(0.01)	$(0.17)	$(0.01)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 20 of this MD&A

OUTLOOK

The progress the Company achieved in 2012 has positioned Lake Shore Gold for higher production, reduced investment and improved cash operating costs in 2013. Production in 2013 is targeted between 120,000 to 135,000 ounces of gold. Capital investment on mine development and mill expansion projects is forecast at approximately $80 million, with an additional $10 million budgeted for exploration, largely in-mine drilling. Cash operating costs in 2013 are targeted at US$800* to US$875* per ounce, including royalties.

Based on cash and gold bullion inventory at the beginning of 2013 of approximately $61 million, $35 million received from Sprott in January 2013 and anticipated cash flows during the year, the Company is positioned to finance its planned expenditures in 2013. (All cash flow and other financial projections for 2013 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 1.00).

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Reserve and Resource Update

The Company will be publishing updated reserve and resource estimates in connection with the filing of its 2012 Annual Information Form. The results are expected to include an increase in total probable reserves of just over 100,000 ounces reflecting the release of an initial probable reserve for Bell Creek Mine of 129,000 ounces (960,000 tonnes at an average grade of 4.2 grams per tonne). The initial reserve estimate at Bell Creek incorporates results from mining, development and detailed diamond drilling during 2012 with ounces located between the 300 and 775 levels. The majority of resources at Bell Creek are located below the 775 Level. Updated probable reserves at Timmins West Mine are estimated at approximately 798,000 ounces (following depletion of 64,177 ounces in 2012). The updated estimate is based on 4.8 million tonnes at an average grade of 5.2 grams per tonne, largely unchanged from the previous reserve estimate in May 2012.

Indicated resources (inclusive of reserves) and inferred resources at Bell Creek are expected to be similar to the levels reported in the March 2012 resource estimate. Updated resources are estimated at 4.7 million tonnes at an average grade of 4.7 grams per tonne for 710,000 ounces in the indicated category and 6.1 million tonnes at 4.6 grams per tonne for 904,000 ounces in the inferred category. Ounces included in the updated indicated resources at Timmins West Mine, inclusive of reserves, are expected to total 1,060,000 ounces (6.0 million tonnes at an average grade of 5.5 grams per tonne) compared to the 1,122,500 ounces (5.8 million tonnes at an average grade of 6.0 grams per tonne) of indicated resources in the previous estimate reported in March 2012. Inferred resources are expected to total 615,000 ounces (3.5 million tonnes at an average grade of 5.4 grams per tonne) versus the previous estimate of 791,500 ounces (4.3 million tonnes at an average grade of 5.8 grams per tonne). The reduction in inferred resources largely reflects the removal of ounces at Thunder Creek where drilling at the periphery of the deposit did not encounter sufficient continuity to maintain the ounces in inferred resources. More drilling is required to fully assess these areas.

GOLD SALES

83,779 ounces sold in 2012 for total proceeds of $139.7 million

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Realized gold price - all sales ($’s)	$1,705	$1,722	$1,668	$1,533
Revenue ($’000)	$33,976	$14,760	$133,012	$66,233
Add gold sales capitalised in mining interests	$0	$23,038	$6,706	$73,971
Total gold sale proceeds ($’000)	$33,976	$37,798	$139,718	$140,204
Total gold sales (ounces)	19,940	21,956	83,779	91,468

Total gold sales in 2012 were 83,779 ounces compared to 91,468 ounces in 2011. The reduction from 2011 mainly reflected lower bullion inventory at the beginning of 2012 compared to the beginning of the prior year.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Commercial gold sales in 2012 totaled 79,742 ounces for gold revenues of $133.0 million compared to 43,045 ounces of commercial sales for total gold revenues of $66.2 million in 2011. The difference between total gold sales and commercial gold sales in 2012 represents sales of bullion inventory at January 1, 2012 related to production in late 2011 at Bell Creek Mine and Thunder Creek Deposit (both were not in commercial production prior to January 1, 2012). The difference between total gold sales and commercial sales in 2011 represents sales of Bell Creek Mine and Thunder Creek deposit production in 2011 as well as bullion inventory at January 1, 2011 from 2010 production (none of the Company’s deposits were in commercial production prior to January 1, 2011).

The increase in gold revenues reflected higher commercial ounces sold as well as a higher average realized price in 2012 with the gold price averaging US$1,666 ($1,668) per ounce compared to US$1,546 ($1,533) per ounce in 2011.

For the fourth quarter of 2012, total gold sales were 19,940 ounces, lower than the 21,956 ounces of gold sales in the fourth quarter of 2011. The reduction reflected lower levels of gold production and gold poured compared to the prior year’s fourth quarter. All gold sales in the fourth quarter of 2012 were commercial gold sales, which were sold at an average price of US$1,719 ($1,705) per ounce for gold revenues of $34.0 million. Commercial gold revenues in the fourth quarter of 2012 were $19.2 million higher than in the same period in 2011 reflecting higher commercial ounces sold partially offset by a slightly lower average realized price.

OPERATIONS REVIEW

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Operating results
Tonnes milled	181,575	186,231	719,298	671,467
Grade (grams/tonne)	4.2	4.3	3.9	4.0
Mill recoveries	96.0%	95.5%	96.3%	96.1%

Gold production (ounces)	23,738	24,809	85,782	83,585

Gold poured (ounces)	24,041	26,550	85,184	86,565

Gold sales (ounces)	19,940	21,956	83,779	91,468

Commercial gold production (ounces)	23,738	8,578	85,782	43,045
Per ounce data - US$
Realized gold price	$1,719	$1,687	$1,666	$1,546
Cash cost of sales, before royalties*	$954	$762	$966	$811

Project spending ($M)	$36.6	$25.6	$160.7	$96.7
Exploration ($M)	$1.5	$7.6	$9.1	$32
Capital development (metres)	3,030	2,585	11,900	10,980
Drilling (metres)	27,000	29,800	140,000	120,000

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 20 of this MD&A.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Overview

Production

Gold produced (recovered) in 2012 totaled 85,782 ounces, an increase of 3% from 83,585 ounces processed in 2011. Mill throughput in 2012 of 719,298 tonnes was 7% higher than the previous year (the Mill was operating at 1,500 tonnes per day in 2011 and reached 2,000 tonnes per day late in that year). The average grade for the year of 3.9 grams per tonne compared to an average grade of 4.0 grams per tonne in 2011 and reflected the milling of significant development material and the impact of mine sequencing. Mill recoveries in 2012 continued to meet or exceed target levels, averaging over 96%.

Gold produced (recovered) during the fourth quarter of 2012 totaled 23,738 ounces compared to 24,809 ounces during the fourth quarter of 2012. Lower throughput compared to the previous year’s fourth quarter (1,973 tonnes per day in the fourth quarter of 2012 compared to 2,024 tonnes per day in same period in 2011) largely reflected the impact of approximately 10 down days during the fourth quarter of 2012 related to commissioning of the first phase of the Company’s mill expansion, which increased milling capacity 25% to 2,500 tonnes per day in December. Mill recoveries averaged 96% for the fourth quarter 2012, similar to the level achieved in the same period a year earlier.

Operating Costs

Cash cost per tonne for 2012 averaged $115, an increase of $20 per tonne from the $95 reported in 2011. The increase compared to the previous year largely reflected the impact of Thunder Creek and Bell Creek being in commercial production in 2012 (only Timmins Deposit was in commercial production during 2011) and higher infill and delineation drilling costs. Cash operating cost per ounce sold for 2012 was US$966 (US$996 including royalties) compared to US$811 (no royalties) for 2011 reflecting higher costs per tonne in 2012 as discussed above.

Cash cost per tonne for the fourth quarter of 2012 totaled $124, an increase of $22 per tonne from the fourth quarter of 2011. Higher drilling costs, the inclusion of Thunder Creek and Bell Creek Mine in commercial production and the impact of lower tonnage largely accounted for the increase when compared to the fourth quarter of 2011. Cash cost per ounce sold during the fourth quarter of 2012 was US$954 before royalties (US$990 including royalties), higher than the US$762 (no royalties) for the fourth quarter of 2011. The increase in the cash cost per ounce from the fourth quarter of 2011 is due to higher cash cost per tonne.

Capital Investment (Projects)

Investment in the Company’s projects during 2012 totaled $160.7 million compared with $96.7 million in 2011. The increase largely reflected the fact that 2012 was the peak investment period for both the Timmins West Mine development and mill expansion projects. Of the $160.7 million of investment in 2012, $75.4 million related to Timmins West Mine, $70.2 million was invested on the Bell Creek mill expansion and related infrastructure, while $15.1 million related to ramp and lateral development and other work largely to evaluate the Bell Creek deposit at depth.

Capital investment in the fourth quarter of 2012 totaled $36.6 million compared to capital investment of $25.6 million during the fourth quarter of 2011. Timmins West Mine and the mill expansion accounted for the majority of the capital investment during the fourth quarter of 2012.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Development and Expansion Progress

Development: 11,900 metres of mine development was completed during 2012. A total of 9,060 metres of development was completed at Timmins West Mine and largely related to establishing ramp connections to the 790 Level and sill development below 650 Level at Timmins Deposit and developing the 370, 395 and 675 levels and connecting the 660 and 765 levels at Thunder Creek. A total of 2,840 metres of development was completed at Bell Creek, including advancing the surface ramp to the 610 Level, completing lateral development in support of stoping complexes in the North A Deep and North A East zones and establishing drill drifts on the 535 and 610 levels.

During the fourth quarter of 2012, a total of 3,030 metres of capital development were completed, including 2,240 metres at Timmins West Mine and 790 metres at Bell Creek.

Definition drilling: Approximately 140,000 metres of definition and delineation underground drilling were completed in 2012. Of this drilling, 112,000 metres was at the Timmins West Mine with the remainder at Bell Creek Mine. During the fourth quarter of 2012, a total of 27,000 metres of definition and delineation drilling was completed, with Timmins West Mine accounting for 21,000 metres of drilling.

Mill expansion: During 2012, the Company made significant progress advancing the 50% mill expansion project. The first phase of the expansion was completed in December 2012, with the mill’s capacity increasing 25% to 2,500 tonnes per day. Major components brought on line as part of the first phase included two new carbon-in-leach tanks, a new thickener and thickener feed pumps and pumpbox, a new flocculation plant and major water systems upgrades. The second phase of expansion involves constructing new ore receiving, crushing, ore storage and grinding facilities. Completion of phase two of the approximately $100 million project, which will increase throughput capacity to 3,000 tonnes per day, is expected during the second quarter of 2013.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

In March 2012, Franco-Nevada Corporation paid the Company $35 million for a 2.25% NSR royalty on the sale of minerals from The Company’s Timmins West Complex, including Timmins West Mine. In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 64,177 ounces of gold was produced at Timmins West Mine in 2012, which resulted from processing 536,949 tonnes at an average grade of 3.8 grams per tonne. Production in 2012 was 9% higher than the 58,983 ounces of commercial and non-commercial production reported in 2011, mainly reflecting higher tonnes processed.

For the fourth quarter of 2012, 19,025 ounces of gold were produced from the Timmins West Mine, which resulted from milling 140,492 tonnes at an average grade of 4.4 grams per tonne. During the fourth quarter of 2011, a total of 17,999 commercial and non-commercial ounces of

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

gold were processed at an average grade of 4.2 grams per tonne. Of the 17,999 ounces, 10,503 ounces related to Thunder Creek, where a large bulk sample was extracted during the quarter.

Cash operating costs at Timmins West Mine in 2012 averaged $115 per tonne and US$962 per ounce (before royalties). For the fourth quarter of 2012, cash operating costs averaged $120 per tonne and US$886 per ounce (before royalties).

Capital investment at the Timmins West Mine, including ramp, infrastructure and level development expenditures and underground exploration drilling, totaled $75.4 million during the year ended December 31, 2012.

Among the work completed at the Timmins West Mine in 2012 were ramp development to the 790 Level at Timmins West, sill development in the UM and FW Zones on levels below the 650 Level, ramp development from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek to the 765 Level and up to the 660 Level. The development work completed in the year is expected to contribute to higher levels of production going forward as multiple mining horizons are being established at the Timmins Deposit between the 650 and 730 levels and between the 660 and 765 levels at the Thunder Creek Deposit.

During 2012, approximately 112,000 metres of definition and delineation drilling were completed at Timmins West Mine (approximately 21,000 metres in the fourth quarter). Of metres drilled, approximately 61,000 metres for the year (12,000 metres for the fourth quarter) were at Timmins Deposit, with the remainder at Thunder Creek. Drilling during the fourth quarter at Timmins Deposit was focused on increasing confidence with respect to the inferred resources between the 730 and 810 metre levels, and delineating the UM5-UM8 lenses and FW1, and FW2 zones for mining in 2013.

At the Thunder Creek Deposit, fourth quarter drilling was focused on increasing confidence with respect to the inferred resources between the 600 and 800 metre levels and in the near-term mining blocks between the 695 and 765 metre sub-levels. In addition, drilling from a drift on the 765 Level of Thunder Creek continued to intersect strong Rusk mineralization below the 765 metre Level.

On February 15, 2012, the Company announced an updated resource estimate for the Timmins West Mine. The resource estimate for the Timmins West Mine included 1,122,500 ounces of gold (5,826,000 tonnes grading 5.99 grams per tonne) in the indicated category and 791,500 ounces of gold (4,272,000 tonnes at an average grade of 5.76 grams per tonne) in the inferred category.

On April 4, 2012, the Company announced a new reserve estimate for the Timmins West Mine, which included 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), all in the probable reserve category. The reserves were estimated from the conversion of the indicated resources. Inferred resources were not included in the reserve calculation.

Bell Creek Mine

The Bell Creek Mine is a former producing mine located on the east side of Timmins close to Goldcorp Inc.’s (“Goldcorp”) Hoyle Pond Mine. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Effective January 1, 2012, production from Bell Creek Mine is recorded as commercial production. Ounces produced at Bell Creek Mine are subject to a 2% NSR royalty payable to Goldcorp. On February 12, 2011, the Company purchased for cancellation a 5% NSR on certain claims on the Bell Creek Mine from Enerplus Corporation (“Enerplus”) by issuing 3.0 million common shares of the Company valued at $12.0 million. Under agreements between the Company and Goldcorp entered into at the time the Company acquired the Bell Creek Mine, Goldcorp agreed to reimburse the Company for half of the purchase price of the Enerplus royalty, which will be offset against royalty payments payable to Goldcorp. During 2012, the Company incurred $0.7 million royalty expense to offset against the payment owed by Goldcorp.

During the year ended December 31, 2012, a total of 21,605 ounces of gold was processed (182,350 tonnes at an average grade of 3.9 grams per tonne), which compared to non-commercial production of 24,602 ounces (178,676 tonnes at an average grade of 4.29 grams per tonne) in 2011. Production in 2012 was primarily in the North A Deep, East and Main zones to the 595 Level.

Production in the fourth quarter of 2012 totaled 4,713 ounces (41,084 tonnes at an average grade of 3.88 grams per tonne) compared to 6,810 ounces (48,523 tonnes at an average grade of 4.70 grams per tonne) of non-commercial production in the fourth quarter of 2011.

Cash operating costs in 2012 at Bell Creek Mine averaged $116 per tonne and US$978 per ounce. For the fourth quarter of 2012, cash operating costs averaged $137 per tonne and US$1,198 per ounce.

During 2012, capital investment at the Bell Creek Mine (including expenditures at the Vogel and Schumacher properties) totaled $15.5 million.

The main ramp reached the 610m level at the end of 2012, for a total of 1,393 meters of ramp development completed in the year - resulting in a vertical advance of 110 metres. Development for longhole stope complexes continued in the North A Deep and North A East zone from 285 to 595 meter levels. The North A Deep ore zones have increased in strike length from 550m level down to 580 meter level increasing the number of mineable longhole stopes planned.

A total of approximately 27,000 metres of definition and delineation drilling was completed at the Bell Creek Mine during 2012 (6,000 metres in the fourth quarter 2012), mainly focused on delineation drilling of the North A Deep Zone and parallel vein structures in the footwall and hangingwall (North A2, and north B Veins) from platforms on the 475 and 535 metre levels to a vertical depth of approximately 750 metres. The 610 metre Level drill drift was well underway by year end providing the platform for the 2013 delineation drill campaign down to a vertical depth of 900 metres. A cross-cut on the 5950E section line has been extended approximately 150 metres southwards to facilitate some deeper drilling to test the wider, higher grade, “Link” Zone at the 1100 metre elevation.

On March 30, 2012, the Company announced a resource estimate for the Bell Creek Mine which included 646,431 ounces in the measured and indicated categories (4,249,451 tonnes at an average grade of 4.73 grams per tonne) and 953,845 ounces in the inferred category (6,088,506

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

tonnes grading 4.87 grams per tonne). The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 grams per tonne.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A. Engineering work has been initiated, and continues, on evaluation of the full economic potential of the Bell Creek property under various mine development scenarios.  Results of the ongoing drilling program will be fed into this work as they come available over the course of the year.

EXPLORATION REVIEW

During 2012, the Company completed considerable underground infill and delineation drilling at Timmins West Mine and Bell Creek Mine; the Company also completed approximately 38,500 metres of surface exploration drilling for total expenditures of $9.1 million. Of these expenditures, $3.5 million was incurred at Fenn-Gib, $1.5 million at the Bell Creek Complex, $2.1 million at Highway 144, $1.2 million at Gold River Trend and the remainder at other projects.

Of the 38,500 metres of total surface drilling, approximately 18,500 metres were drilled at the Fenn-Gib project.  The drill program at Fenn-Gib was designed to expand and infill the existing mineralized structure with a goal of increasing total resources at the project from the current level of 1.30 million ounces of gold (40.8 million tonnes grading 0.99 grams per tonne) in the indicated category and 0.75 million ounces of gold (24.5 million tonnes grading 0.95 grams per tonne) in the inferred category. Based on surface drilling at Fenn-Gib, the Company announced in early May that it had extended mineralization by approximately 200 metres to the north, west and to depth with key intersections including 1.93 grams per tonne gold over 241.20 metres, 1.26 grams per tonne gold over 324.00 metres, 0.89 grams per tonne gold over 260.50 metres and 0.73 grams per tonne over 284.0 metres. At the same time, the Company announced that it identified three new exploration targets within 1.5 kilometres of the existing resource at Fenn-Gib, further highlighting the exploration potential of the project.

Of the remaining surface metres drilled in 2012, approximately 16,100 metres were at the Timmins West Complex (including drilling along both the TC-144 trend and the Gold River Trend, as well as on the Meunier 144 JV Property), 3,200 at the Bell Creek Mine and approximately 700 metres at the Casa Berardi project (the latter to vest a 50% interest on the project from Aurizon Mines Ltd).

During the first quarter of 2012, a resource estimate was released for Gold River Trend. The Gold River Trend resource estimate included 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category.

Included within the resource at Gold River Trend was a high-grade core of 986,000 tonnes at an average grade of 9.81 grams per tonne for 310,900 ounces situated between the 400 and 800 metre levels of the East Deposit. On June 7, 2012, the Company announced that more recent drilling had extended the mineralization in the high-grade core by 120 metres to the west and 125 metres to depth with intersections including 18.48 grams per tonne over 4.00 metres, 4.59 grams per tonne over 2.10 metres and 2.55 grams per tonne over 5.00 metres. The Company also

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

announced that new interpretations of the area suggest the potential for additional mineralized trends to the north and south of Gold River Trend.

On January 21, 2013, the Company announced results from 24,411 metres of drilling at the 144 property, completed in 2012. The results included: the discovery of a new area of mineralization in the 144 Gap 850 metres south of Thunder Creek, with intercepts including 13.54 grams per tonne over 2.0 metres and 6.07 grams per tonne over 3.0 metres; a doubling of the plunge length in the 144 North area, to 800 metres; and the discovery of new mineralization in the 144 South area, including 14.76 grams per tonne over 3.0 metres and 5.69 grams per tonne over 4.7 metres.

FINANCIAL REVIEW

The results of operations for the quarter ended December 31, 2012 and 2011 and year ended December 31, 2012, 2011 and 2010 are shown below:

	Quarter ended December 31,			Year ended December 31,
(in $’000, except the per share amounts)	2012	2011	2012	2011	2010
Revenue	$33,976	$14,760	$133,012	$66,233	$—
Cash cost of sales*	(19,659)	(6,080)	(79,295)	(34,534)	$—
Cash earnings from operations*	$14,317	$8,680	$53,717	$31,699	$—
Depreciation and depletion	(10,854)	(3,383)	(42,641)	(16,709)	$—
Share based payments in production costs	(157)	(130)	(742)	(1,245)	$—
Impairment charge	(231,000)	—	(231,000)	—	$—
(Loss) earnings from mine operations	$(227,694)	$5,167	$(220,666)	$13,745	$—
Expenses
General and administrative	(1,653)	(2,997)	(8,613)	(12,410)	(8,416)
Exploration	(1,201)	(2,039)	(3,587)	(6,406)	(5,777)
Write down of investment in associates	(1,572)	(1,640)	(7,529)	(1,640)	—
Share-based payments in expenses	(748)	(1,189)	(3,036)	(4,680)	(3,328)
	(232,869)	(2,698)	(243,432)	(11,391)	(17,521)
Other income (loss), net	2,605	$2,414	(518)	7,096	14,312
Share of loss of investments in associates	(395)	(1,294)	(2,738)	(1,618)	(1,247)
Loss before finance items and taxes	(230,659)	(1,578)	(246,687)	(5,913)	(4,456)
Finance (expense) income, net	(2,778)	118	(2,731)	609	276
Loss before taxes	(233,436)	$(1,460)	$(249,418)	$(5,304)	$(4,180)
Deferred mining tax recovery (provision)	2,710	—	3,029	(547)	(287)
Loss from continuing operations after tax	(230,726)	$(1,460)	$(246,389)	$(5,851)	$(4,467)
Loss from discontinued operations after tax	(71,500)	(4,001)	(71,543)	(5,026)	(2,062)
Net loss	$(302,226)	$(5,461)	$(317,932)	$(10,877)	(6,529)
Net loss per share - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.01)	$(0.77)	$(0.03)	$(0.02)
From discontinued operations	$(0.17)	$(0.01)	$(0.17)	$(0.01)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 20 of this MD&A

Summary

Cash earnings from operations were $53.7 million and $14.3 million, respectively, for the year and three months ended December 31, 2012 compared to $31.7 million and $8.7 million, respectively, for the same periods in 2011, mainly reflecting higher commercial gold sales and realized prices in 2012.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Net loss for the year and fourth quarter ended December 31, 2012 totaled $317.9 million and $302.2 million, respectively (or $0.77 and $0.73, respectively, per share). Net loss for the same periods in 2011 totaled $10.9 million and $5.5 million, respectively (or $0.03 and $0.01, respectively, per share). Net loss for the year and fourth quarter ended December 31, 2012 were impacted by a non-cash impairment charge (see below for more details).

Discontinued Operations

Subsequent to year end, on January 30, 2013, the Company entered into an agreement to sell all the outstanding shares of its Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution Resources Corp. (“Revolution”). In exchange, the Company will receive 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% NSR on the various properties of the Mexico portfolio (subject to rights allowing Revolution to repurchase a portion of the NSR) and $5.0 million in cash or common shares of Revolution (valued at the greater of $0.20 per common share and a five day volume weighted average trading price of common shares on or before December 31, 2017). Upon closing of the agreement, the option agreement between the Company and Revolution as amended on July 26, 2012 will be terminated. The Company will have the right at closing to have two representatives on the board of directors of Revolution and will continue to have rights to appoint one or more nominees depending on its level of ownership as long the Company holds at least 5% of the outstanding Revolution shares.

At December 31, 2012, as the Company was committed to sell the Mexico subsidiary, the assets and liabilities of the subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71.5 million on the reclassification, representing the fair value of the Mexico subsidiary less cost to sell. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada; the disposal is expected to be completed in 2013.

Impairment charges

The Company completed its annual assessment of the carrying value of its cash generating units (‘CGUs”) for the year ended December 31, 2012, and as a result, recorded after-tax, non-cash impairment charges aggregating $302.5 million, comprised of $ 231.0 million at the Timmins CGU and $71.5 at the Mexico CGU (discussed above).

The Timmins CGU comprises Timmins West Mine and the adjoining exploration properties, including Gold River Trend and 144, together with the Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill. The impairment test for the Timmins CGU was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013. The resulting non-cash charge for Timmins CGU was due to a number of factors, including a decline in industry-wide valuations as at year-end and the Company’s growing understanding of the project parameters, including its analysis of a draft mine plan.

As a result of the impairment charge related to the Timmins CGU, a deferred mining tax recovery of $2.1 million was recorded within tax expense ($2.7 million in the fourth quarter).

Revenue

In 2012, the Company generated revenue of $133.0 million compared to $66.2 million in 2011. Higher commercial gold sales and a higher average realized gold price contributed to the

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

increase in revenue compared to 2011. In 2012, all of the Company’s gold production is commercial, compared to 2011, when only Timmins Deposit was in commercial production.

Operating costs

Cash operating costs in 2012 totaled $77.0 million (before royalties of $2.3 million), which represented $115 per tonne or US$966 per ounce (US$996 including royalties) based on the level of commercial sales during the period. Cash operating costs in 2011 totaled $34.5 million (no royalties), which equated to $95 per tonne or US$811 per ounce.

Cash operating costs in the fourth quarter of 2012, net of royalties of $0.7 million, totaled $19.0 million, which represented $124 per tonne or US$954 per ounce (US$990 including royalties) based on the level of commercial sales during the quarter. Cash operating costs in the fourth quarter of 2011 totaled $6.1 million (no royalties), which equated to $122 per tonne or US$762 per ounce.

Depreciation and depletion

Depreciation and depletion increased by $25.9 million and $7.5 million, respectively, for the year and fourth quarter 2012 compared to same periods in 2011. The increases were due mainly to two additional deposits (Thunder Creek and Bell Creek Mine) being in commercial production in 2012, compared to only Timmins Deposit being in commercial production in 2011.

Share-based payments in production costs

Share-based payments included in production costs in 2012 decreased by $0.50 million compared to 2011, due to the difference in options vesting in 2011 (fewer options vested in 2012). Share-based payments in production costs in the fourth quarter of 2012 were comparable to the same period in 2011.

Other (loss) income and expense items

General and administrative expenses for the full-year and fourth quarter 2012 decreased by $3.8 million and $1.3 million, respectively, compared to the same periods in 2011. General and administrative expenses in 2011 were higher than usual due to the Company’s work on the NYSE MKT listing, restructuring costs and other payroll-related expenditures and corporate development activities.

Exploration expenses, which include green field exploration expenditures, in the year and fourth quarter 2012 decreased by $2.8 million and $0.9 million, respectively, compared to the same periods in 2011 reflecting the Company’s focus on operations and development activities.

In 2012, the Company wrote down its investment in Northern Superior Resources Inc. (“Northern Superior”) and Golden Share Resources Corp. (“Golden Share”) to their market value, for a total write down of $7.5 million of which $1.6 million was recorded in the fourth quarter; in the fourth quarter of 2011, the Company wrote down its investment in Golden Share to its then market value for a total write down of $1.6 million, as the decline in market value was considered prolonged and other than temporary.

Other income (loss) for the year and fourth quarter ended December 31, 2012 and 2011 is as follows:

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Unrealized loss on embedded derivatives	$2,805	$0	$(2,247)	$0
Unrealized foreign exchange gain (loss), net	(287)	823	771	199
Gain on settlement of debt	—	—	546	—
Gain on sale of available for sale investments	134	—	718	—
Gain on disposal/sale of mining interest	—	1,842	—	5,062
Premium on issuance of flow through common shares	—	—	—	3,357
Unrealized loss on warrants	(47)	(251)	(306)	(1,522)
Other income (loss), net	$2,605	$2,414	$(518)	$7,096

Unrealized loss on embedded derivatives represents the mark-to-market loss related to the embedded derivative (the “embedded derivative”) on the Company’s $35 million gold-linked note with Sprott. Other income, net, in 2011 includes a one-time gain of $5.1 million related to the sale of a non-core property, $3.4 million premium on the issuance of flow through shares and $1.5 million unrealized loss from the mark to market of warrants.

Gain on settlement of debt represents the gain on the settlement of debt to UniCredit. Unrealized foreign exchange gain (loss) for 2012 includes $1.1 million foreign exchange gain on the mark to market of the embedded derivative ($0.4 million foreign exchange loss in the fourth quarter).

Share of (loss) income on investments in associates represents the Company’s proportionate share of the (losses) income relating to its equity investments (investments in Northern Superior, RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gain or losses for the periods.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Year ended December 31,	2012	2011
Financial Results:
Revenue	$133,012	$66,233
(Loss) earning from mine operations	$(220,666)	$13,745
Net loss from continuing operations	$(246,389)	$(5,851)
Net loss from discontinued operations	$(71,543)	$(5,026)
Net loss per share* from continuing and discontinued operations - basic and diluted	$(0.77)	$(0.03)
Net loss per share* from discontinued operations - basic and diluted	$(0.17)	$(0.01)

Financial Position: At December 31,
Cash and cash equivalents	$48,715	$55,959
Assets held for sale	$2,432	$0
Working capital	$28,371	$27,493
Mining interests	$719,616	$939,548
Total assets	$823,015	$1,033,999
Long term debt	100,334	$49,564
Long term finance lease obligations	$2,812	$6,806
Environmental rehabilitation provision	$5,257	$4,357
Deferred mining tax liabilities	$0	$2,148
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	$14,753	$0
Reserves	$23,212	$17,344
Deficit	(398,766)	$(80,834)

Number of shares issued and outstanding (000s)	415,654	400,169

* Net loss per share is calculated based on weighted average number of shares outstanding for the year

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$33,976	$33,734	$40,739	$24,563
(Loss) earning from mine operations	$(227,694)	$2,573	$3,194	$1,261
Finance income (expense), net	$(2,778)	$7	$16	$24
Net loss from continuing and discontinuing operations	$(302,226)	$(10,771)	$(1,982)	$(2,953)
Net loss from discontinued operations	$(71,500)	$(3)	$(5)	$(35)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.73)	$(0.03)	$(0.00)	$(0.01)
From discontinued operations	$(0.17)	$(0.00)	$(0.00)	$(0.00)

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$14,760	$18,763	$12,843	$19,867
(Loss) earning from mine operations	$5,167	$4,501	$(1,960)	$6,037
Finance income (expense), net	$119	$553	$(138)	$75
Net loss from continuing and discontinuing operations	$(5,462)	$(5,169)	$(2,479)	$2,233
Net loss from discontinued operations	$(3,993)	$(518)	$(145)	$(370)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.01)	$(0.01)	$(0.01)	$0.01
From discontinued operations	$(0.01)	$(0.00)	$(0.00)	$(0.00)

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Earnings from mine operations in the quarters of 2011 include commercial production from the Timmins Deposit of Timmins West Mine. Earnings from mine operations in 2012 include commercial production from Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The loss from mine operations in the fourth quarter of 2012 includes an impairment charge related to the Timmins CGU of $231 million. Excluding the impairment charge, earnings from mine operations in the fourth quarter of 2012 totaled $3.3 million. The increase in earnings from mine operations in the fourth quarter of 2012 compared to the previous quarter is mainly due to lower production costs; the decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, and higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter of 2011 the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is in commercial production at both of its mines effective January 1, 2012, while in 2011 only the Timmins Deposit of Timmins West Mine was in commercial production; proceeds from non-commercial production are recorded as pre-production revenues.

In 2012, the Company generated revenues of $133.0 million and $6.7 million of pre-production revenue (the latter comprising sales of bullion from Bell Creek Mine and Thunder Creek deposit produced in 2011) compared to revenues of $66.2 million and pre-production revenue of $74.0 million, in 2011.

In 2012, the Company generated $29.9 million from continuing operating activities compared to $19.6 million in 2011, reflecting higher commercial revenue generated in 2012. Also in 2012, the Company used a nominal amount in discontinued operations compared to $2.8 million in 2011, reflecting the earn-in agreement the Company signed with Revolution in December 2011. Changes in non-cash working capital items, write down of mining interests, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at December 31, 2012 of $7.7 million are $1.4 million higher than the amount at December 31, 2011. The increase is mainly due to sales tax receivable. Accounts

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

payable and accrued liabilities of $34.6 million at December 31, 2012 are largely comparable to the balance at December 31, 2011 ($34.4 million).

Net cash used in investing activities of continuing operations in 2012 totaled $162.3 million compared to $104.0 million in the same period in 2011. The increase largely reflected the fact that 2012 was the peak investment period for both the Timmins West Mine development and mill expansion projects. Of the $162.3 million, $160.7 million related to investments in projects and included $75.4 million for Timmins West Mine, $70.2 million for the Bell Creek mill expansion and related infrastructure, as well as $15.1 million for ramp and lateral development and other work to evaluate the Bell Creek deposit at depth.

In September 2012, the Company issued convertible debentures in the aggregate principal amount of $103.5 million, which bear annual interest at 6.25% payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and which mature on September 30, 2017. The debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 principal amount of the debentures, subject to adjustment in certain events. The Company used part of the debenture proceeds to pay in full the UniCredit revolving facility of US$50.0 million; the Company paid a 4% fee to the underwriters.

The debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided certain conditions are met (including a certain market price for the Company’s shares).

On June 14, 2012 the Company signed a credit agreement with Sprott Resource Lending Partnership (“Sprott”), as agent for a group of lenders (the “Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Loan. As provided in the credit agreement, during the second quarter the Company issued 5.0 million common shares to the Sprott Lenders and incurred transaction costs of $1.1 million.

The Gold Loan will be repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for a minimum 5% return to the Sprott Lenders.

On February 1, 2013, the Company drew down the Standby Line of $35.0 million and issued 0.9 million common shares of the Company to Sprott (valued at $0.7 million), representing the 2% drawdown fee. The Standby Line matures on January 1, 2015, and bears annual interest of 9.75%, compounded monthly.  The Company can pay the Standby Line or portions of it at any time before the maturity date. The Company’s owes a 4% rollover fee on the outstanding principal at December 31, 2013.  The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Sprott Facility agreement includes certain covenants; at December 31, 2012, the Company is in compliance with the covenants.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

On March 7, 2012 the Company closed a royalty and equity investment transaction with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 0.9 million flow-through common shares. The underwriter received a cash commission equal to 5% of gross proceeds. As at December 31, 2011, the Company had spent the money raised by issuing flow-through shares on eligible Canadian Exploration Expenditures (“CEE”).

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as contractual obligations in respect of the various debts, office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2012 as follows (in $’000s):

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$33,867	$33,867	$—	$—	$—
Finance leases and other	$12,035	6,771	3,638	912	714
Environmental rehabilitation provision	$5,257	—	—	—	5,257
Long term debt - principal and interest payments	$181,611	25,444	39,712	116,455	—
	$232,770	$66,082	$43,350	$117,367	$5,971

The Company has certain contractual obligations with First Nation communities (included under “Other” on the above table) as provided in the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan First Nation and Wahgoshig First Nation signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

The Company is required to make yearly nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement.

As at December 31, 2012, the Company is required to incur exploration expenditures in Mexico properties as follows ($10.8 million to be incurred by Revolution as per the amended agreement dated July 26, 2012); none of these expenditures will be required to be incurred by the Company upon closing of the Mexico portfolio selling agreement (as discussed above) — expenditures in the table in $000s:

	2013	2014	2015	2016	2017 and thereafter	Total
Exploration spending requirements	$8,566	$8,650	$8,734	$9,785	$9,865	$45,600
To be incurred by Revolution	(8,566)	(2,206)	—	—	—	(10,772)
Net obligation	$—	$6,444	$8,734	$9,785	$9,865	$34,828

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

CAPITAL RESOURCES

The Company’s capital at December 31, 2012 and 2011 is as follows (in $’000):

As at December 31,	2012	2011
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	14,753	—
Reserves	23,212	17,344
Deficit	(398,766)	(80,834)
Long term debt note 18	118,553	49,564
	$774,276	$978,392

The Company believes it has the financial resources available to advance the Timmins West Mine and Bell Creek Mill expansion and related mine geology expenditures.  The Company may pursue opportunities to strengthen its balance sheet and financial flexibility if and when required, and may raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties.

The Facility with Sprott has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2012, the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 18, 2013, there were 416,620,224 common shares of the Company issued and outstanding, 11,840,335 stock options outstanding exercisable into common shares of the Company at prices ranging between $0.82 per share and $4.13 per share and 150,000 warrants exercisable into common shares of the Company at $3.0 per share and expiring on October 6, 2013.

OPTIONS outstanding, including exercisable:

Number of Options Outstanding	Exercise Price Range
7,337,367	$0.00-$0.99
3,712,618	$1.00-$1.99
689,750	$2.00-$2.99
8,061,000	$3.00-$3.99
2,053,500	$4.00-$5.00
21,854,235

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive (Income) loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion and share-base payment expenses and reclamation costs; the Company reports the cash cost per ounce before and after royalty expenses. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounce of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (loss) as follows:

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Production costs ($’000)	$19,816	$6,210	$80,037	$35,779
Less share based payments ($’000)	(157)	(130)	(742)	(1,245)
Less royalties	(706)	—	(2,336)	—
Cash operating costs, before royalties ($’000)	$18,953	$6,080	$76,959	$34,534
Commercial gold sales (ounces)	19,940	8,578	79,742	43,045
Cash cost per ounces of gold before royalties
$/ounce	$950	$779	$965	$802
US$/ounce	$954	$762	$966	$811
Cash cost per ounces of gold (royalties included)
$/ounce	$986	$779	$994	$802
US$/ounce	$990	$762	$996	$811

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash operating costs (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash operating costs

Total cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (loss) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company has not early-adopted the amendments to IFRS 7 and IAS 32 and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27,Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13,Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. . The standard does not impact the consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2012 and 2011, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2012 and 2011.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RELATED PARTY TRANSACTIONS

During 2011, the Company paid $0.5 million to RT Minerals (none in 2012), a related party by virtue of being an equity investee, as payment to earn an interest in the Meunier property.

In 2012 and 2011, the Company and RT Minerals spent $0.4 million and $1.3 million toward earning the interest on the Meunier property (the Company’s share was $0.2 million and $0.5 million respectively).

FINANCIAL INSTRUMENTS RISKS EXPOSURE

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s excess cash at December 31, 2012, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2012, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.3 million in 2012 (2011, $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world. A 10% increase or decrease in gold prices would result in a $13.0 million (2011 - $6.6 million) increase or decrease in the Company’s after-tax net earnings.

The Company is also exposed to price risk with respect to its gold loan facility which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment. A 10% change in forward gold prices would change the embedded derivative loss and net loss of the Company, assuming that all other variables remain constant, by approximately $4.5 million in 2012 (2011, $Nil).

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility, which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $4.0 million in 2012 (2011, $Nil).

The Company’s net investment in the Mexican operations is exposed to foreign currency translation risk which is nominal as at December 31, 2012.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

OTHER RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The Company made the decision to place both the Thunder Creek Deposit and the Bell Creek Mine into commercial production as of January 1, 2012.  These decisions were made on the basis of estimates of mineral resources, and without an estimate of mineral reserves.  Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable, Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  At present, the Company has not prepared feasibility studies for either mine demonstrating that extraction is reasonably justified (economically mineable), and which typically serve as the basis for a production decision.  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used.  Mineral resources may not adequately account for diluting materials and allowances for losses that may occur when the material is mined, which could lead to either or both higher production costs and lower production levels.  If the Company is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Company, the Company would incur losses and any investment in the Company could be negatively affected.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (CEO) and Vice-President, Finance (“VPF”), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and VPF and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and VPF on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and VPF. Based on this evaluation, the CEO and VPF have concluded that the Company’s disclosure controls and procedures are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2012 and 2011

twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every fourty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Chemex is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Dan Gagnon, P.Geo., Executive Vice-President, Operations, and Natasha Vaz, P.Eng., Director of Technical Services & Project Evaluation, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”)..

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012, its Annual Information Form for the year ended December 31, 2011, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.